

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 27, 2009

Mr. Daniel P. Gorey
Chief Financial Officer and Treasurer
Quixote Corporation
Thirty Five East Wacker Drive
Chicago, IL 60601

> **RE: Form 10-K for the fiscal year ended June 30, 2009**
> **Schedule 14A filed on October 13, 2009**
> **File No. 1-08123**

Dear Mr. Gorey:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009</u>

<u>Item 1 - Business, page 3</u>

1. We note from your disclosure on page nine that your major customers include departments of transportation, state agencies, local governments and municipalities. With a view toward future disclosure, please tell us whether any material portion of this business may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of these customers.

2. In future filings, please disclose the financial information about geographic areas required by Item 101(d) of Regulation S-K.

Item 1A - Risk Factors, page 10

3. In future filings containing risk factor disclosure, please refrain from using
    qualifying or limiting statements in the introductory paragraph, such as references
    to other risks that you do not currently deem material or of which you are
    currently unaware. In view of the requirements of Item 503(c) of Regulation S-K,
    such qualifications and limitations are inappropriate. Your risk factor disclosure
    should address all of the material risks that you face. If you do not deem risks
    material, you should not make reference to them.

Our business could be adversely affected by reduced levels of cash, whether from
operations or pursuant to the terms of our debt, as well as our ability to refinance our
existing debt, page 10

4. In future filings, assuming the risks remain applicable, please expand your risk
    factor disclosure to address in detail the potential adverse consequences of the
    expiration of your credit facility and the exercise by noteholders of their put
    rights.

Item 3 - Legal Proceedings, page 17

5. With a view toward future disclosure, please tell us the dollar amount of the
    damages sought in the Mata litigation.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 21

Financial Condition, page 26

6. Your disclosures indicate that you fund your operations from cash flow from
    operations and borrowings from banks and other sources. Please further enhance
    your disclosures in future filings to discuss significant changes in your expected
    sources and uses of cash from period to period and the impact of these changes on
    your liquidity and capital resources. We note that your ability to continue as a
    going concern is contingent upon your ability to obtain debt financing. You
    expect the holders of your $40,000,000 of 7% Senior Subordinated Convertible
    Notes to require you to repurchase the Notes in February 2010, and your existing
    cash balances and the cash you expect to generate from operations in fiscal 2010
    will not be sufficient to pay the principal amount of those Notes. Considering
    these factors, please expand your liquidity discussion to address in more detail the
    following:
    -   The cost control measures you have implemented;
    -   Potential asset sales;

- The impact that reduced capital expenditures may have on your liquidity and continuing operational effectiveness;
- The impact of the potential remedies that lenders may avail themselves of if you are unable to obtain financing;

Please show us in your supplemental response what the revisions will look like.

7. We note your credit agreement contains covenants that require you to meet certain financial criteria including leverage ratios and a fixed charge ratio. It appears you were in compliance with the covenants at June 30, 2009 but were not in compliance in prior periods and as a result you received waivers and entered into amended credit agreements. We further note that there are no financial covenants for the quarter ended September 30, 2009 and your credit agreement expires in November 2009. If in the future you are required to comply with financial covenants and it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Significant Accounting Policies, page 31

Long-lived Assets, page 32

8. You recorded a $9.2 million impairment charge in the third quarter of fiscal 2009. Additionally, you performed your annual testing for goodwill impairment and no additional goodwill impairment was identified as of June 30, 2009. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholder's equity, please provide the following disclosures separately for each of these reporting units in future filings:
- Identify the reporting unit;
- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
- The amount of goodwill;
- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted

cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.

Item 8 – Financial Statements and Supplementary Data, page 37

Consolidated Statements of Cash Flows, page 41

9. In future filings, please present the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See paragraph 25 of SFAS 95.

Note 2 – Accounting Policies, page 42

General

10. Given that your products are sold worldwide, please disclose in future filings how you account for foreign currency transactions and provide the disclosures required by paragraphs 30-32 of SFAS 52, as applicable. Please show us in your supplemental response what the revisions will look like.

11. Please disclose in future filings the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution

network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as selling and administrative expenses.
Please show us in your supplemental response what the revisions will look like.

12. Please disclose in future filings the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of sales, please also revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of sales title and removing the gross profit subtotal throughout the filing.

Earnings Per Share, page 46

13. Please disclose in future filings how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. Your disclosure should enable a reader to understand how you treat both vested and unvested restricted shares for basic EPS and for diluted EPS. If applicable, please separately disclose how you treat unvested shares that vest based solely on continued employment, as well as those that vest subject to conditions. See paragraphs 10 and 13 of SFAS 128. Please show us in your supplemental response what the revisions will look like.

Note 17 – Industry Segment Information, page 64

14. Please disclose in future filings the types of amounts included in the unallocated corporate assets and unallocated corporate expenses line items for each period presented, and disclose why these amounts were not allocated to your reportable segments. See paragraphs 31 and 32 of SFAS 131. Please show us in your supplemental response what the revisions will look like.

15. We note that sales outside the United States were $25.9 million, $24.6 million and $20.4 million for the three year period ended June 30, 2009. Please separately disclose in future filings the amount of revenues from external customers attributed to individual foreign countries, to the extent they are material, for each period presented. Refer to paragraph 38(a) of SFAS 131.

Note 18 – Fair Value Measurements, page 66

16. It is unclear how you have met the disclosure requirements set forth in paragraphs 32-35 of SFAS 157 regarding assets and liabilities that are measured at fair value. Specifically, disclose in future filings the level within the fair value hierarchy in which your fair value measurements fall. Please advise or revise in future filings. Please show us in your supplemental response what the revisions will look like.

Note 20 – Severance Costs, page 67

17. Please revise your disclosure in future filings to comply with the requirements of paragraph 20 of SFAS 146, including a rollforward of accrued severance cost, if applicable. Please show us in your supplemental response what the revisions will look like.

Item 15 - Exhibits and Financial Statement Schedules, page 73

18. We note that you do not appear to have publically filed all of the schedules and exhibits to your credit agreement listed as Exhibit 10(a). Please file the complete form of your credit agreement, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

Signatures

19. We note that your annual report on Form 10-K has not been signed by anyone in the capacity of principal accounting officer. Your annual report on Form 10-K must be signed by one or more of your executive officers on behalf of the registrant and by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please refer to General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K. If you do not have an officer who holds the titles of controller or principal accounting officer, the person who has responsibility for these functions (e.g., your chief financial officer) should sign the annual report and be designated on the signature page as your principal accounting officer. In future filings, please ensure that your filings are properly executed.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED ON OCTOBER 13, 2009

Compensation of Directors, page 10

20. In future filings, please disclose whether your non-employee directors are meeting your stock ownership guidelines.

Bonus, page 14

21. With a view towards future disclosure, please tell us what impact the pre-established financial goals for your business segments have on the discretionary bonus determinations for your named executive officers. In this regard, the

second sentence in the first paragraph of your bonus discussion is ambiguous. Please clarify for us whether you use and communicate performance targets to your named executive officers that are based on these business segment targets. Please also tell us what consideration you have given to reporting the amounts paid for 2009 performance as non-equity incentive plan compensation.

Stock Options and Restricted Stock, page 15

22. With a view towards future disclosure, please tell us how the committee determined the amounts of the option awards received by your named executive officers.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant